Exhibit (a)(5)(G)
     IN THE COURT OF COMMON PLEAS OF ALLEGHENY COUNTY, PENNSYLVANIA

RICHARD S. GESOFF,	)
)
Plaintiff,	)	CIVIL DIVISION
V.	)
	)	No. GD-10-3562
MARSHALL T. REYNOLDS, JOHN S.	)
COOPER, LOUIS J. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON, A.	)
MICHAEL PERRY, DOUGLAS V.	)	JURY TRIAL DEMANDED
REYNOLDS, NEAL W. SCAGGS, PHILIP	)
TODD SHELL, KIRBY J. TAYLOR, THOMAS	)
W. WRIGHT, L.B. FOSTER COMPANY,	)
FOSTER THOMAS COMPANY and	)
PORTEC RAIL PRODUCTS, INC.	)
	)	CLASS ACTION
Defendants.	)
NOTICE TO DEFEND
          You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.
          YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE OR KNOW A LAWYER, THEN YOU SHOULD GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP:
Lawyer Referral Service
The Allegheny County Bar Association
400 Koppers Building
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219
Telephone: 412-261-0518

IN THE COURT OF COMMON PLEAS OF ALLEGHENY COUNTY, PENNSYLVANIA

RICHARD S. GESOFF,	)
)
Plaintiff,	)	CIVIL ACTION
)
V.	)	No. GD-10-3562
)
MARSHALL T. REYNOLDS, JOHN S.	)
COOPER, LOUIS J. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON, A.	)
MICHAEL PERRY, DOUGLAS V.	)
REYNOLDS, NEAL W. SCAGGS, PHILIP	)
TODD SHELL, KIRBY J. TAYLOR,	)	CLASS ACTION
THOMAS W. WRIGHT, L.B. FOSTER	)
COMPANY. FOSTER THOMAS COMPANY	)	JURY TRIAL DEMANDED
and PORTEC RAIL PRODUCTS, INC.	)
)
Defendants.	)
CLASS ACTION COMPLAINT
          Plaintiff, for his complaint against Defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:
NATURE OF THE ACTION
          1. This is a class action on behalf of the shareholders of Portec Rail Products Inc. (“Portec” or the “Company”) against members of the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of the Board’s decision to sell the Company to Foster Thomas Company (“Foster Thomas”), a wholly owned subsidiary of L.B. Foster Company (“L.B. Foster”), pursuant to a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 16, 2010, and approved by the Board. Foster Thomas and L.B. Foster are also sued as aiders and abettors. Pursuant to the Merger Agreement, Foster Thomas will make a cash tender offer to acquire all of the

Company’s outstanding shares of common stock for $11.71 per share (“Tender Offer”) followed by a merger (“Merger”) in which shares held by non-tendering shareholders will be converted into the right to obtain $11.71 per share. The Merger transaction was announced in a press release issued before the market opened on February 17, 2010. This action seeks to enjoin both the Tender Offer and the Merger.
          2. The Merger is at an inadequate price and is the result of Defendants’ failure to maximize shareholder value in the transaction.
          3. Portec is a recognized leader in providing rail freight and transit operators with innovative engineering, products, services, and solutions. Through its Portec Rail Group, comprised of Coronet Rail, Ltd., Kelsan Technologies Corporation, and Salient Systems, Portec has several manufacturing and distribution facilities in North America and the United Kingdom, supplying rail customers around the world.
          4. Portec was incorporated in West Virginia in 1997, and, through its predecessors, has served the railroad industry since 1906 by manufacturing, supplying and distributing a broad range of rail products, including rail joints, rail anchors, rail spikes, railway friction management products and systems, railway wayside data collection and data management systems and freight car securemen systems. The Company also manufactures material handling equipment for industries outside the rail transportation sector at its United Kingdom operation.
          5. Portec operates through four global business segments, consisting of Railway Maintenance Products Division (“RMP”), Shipping Systems Division, Portec Rail Nova Scotia Company, and Portec Rail Products (UK) Ltd.

          6. RMP, the Company’s largest business segment, provides track component and friction management products and services to railroad transit systems and railroad contractors. RMP is a major supplier of rail joints in the North American market. With respect to friction management products, the Company is the North American market leader.
          7. Portec has enjoyed very significant recent success and can expect to continue to do so. Thus, Portec has expended substantial resources in successfully developing its business and expanding its operations overseas. For example, on January 11, 2010, the Company announced a “significant breakthrough” into the Chinese market with respect to its Fault Detection and Friction Management product groups. Portec has had a steadily growing presence in the burgeoning Chinese market, and newly received customer orders for its Fault Detection and Friction Management product groups have enhanced that position. The Press Release quoted Mr. Richard Jarosinski, President and CEO of Portec, as stating:
We have focused our efforts on participating in key industry forums and in-country tradeshows and in the publication of research papers and promotion of customer visits to North America. All of these activities have resulted in significant progress towards making Portec Rail Products, Inc. a meaningful brand name in the Chinese rail system marketplace, which we hope will continue to grow in stature as our products and services become more widely used.... The Chinese rail service market offers significant growth potential in both heavy-haul freight and passenger service. It has recently been announced that the Chinese will be spending a record $120.6 billion in rail expansion efforts this year. It has also been reported that the period from 2010 to 2012 will be a key period for the rail modernization effort in China according to the Ministry of Railways. Rail transportation investment includes major capacity expansions for some of the country’s existing coal railways as well as the planned construction of several new coal railways by companies such as Shenhua Energy Company Limited. In addition, major expansion is also set for high speed passenger rail service lines. Our growth in China’s rail industry should position us well as China continues to expand and modernize its railways. We are focused and dedicated to increasing the use of both our friction management and wayside data collection systems in China and other key international markets.” (emphasis added)
          8. Further, President Barack Obama has said that railroad investment will be a cornerstone of his transportation policies, given the environmental benefits and improved mobility that would come from reducing the number of motor vehicles traveling the nation’s roads. The sum of $8 billion has been earmarked in the economic- recovery act to improve passenger railroads.
          9. Another $1.5 billion in discretionary spending is expected to finance many future rail projects. President Obama has also said that he would seek to budget $5 billion over the next five years for high-speed rail projects and to set up a national infrastructure bank to finance regional projects such as rail improvements.
          10. According to Robert Szabo, who is the Executive Director and Counsel for 7 Consumers United for Rail Equity: “All the trend lines point toward more freight on the freight railroads.” Thus, the immediate future holds unprecedented levels of rail expenditures in America and China (at least). As a recognized leader in the rail industry in North America and Europe, and with a profitable and growing presence in the exploding Chinese market, the Company is poised to make significant profits in the future.
          11. Stan Hasselbusch, L.B. Foster’s President and CEO, recognized the importance of Portec to the future of L.B. Foster’s business during a conference call (the

“Conference Call”) with securities analysts held the day after the announcement of the Merger transaction. In his opening remarks, Mr. Hasselbusch stated that the Portec “acquisition will give us a solid entry into the service sector, which is imperative to the future — in the future of rail products supply.”
          12. The market responded to the Merger by pushing the share price of L.B. Foster from $26.55 to $30.08, or over 13%, during the six trading days following the announcement of the Merger transaction, resulting in an increase in its market capitalization of about $38 million. On the other hand, Portec’s shares increased by only about $.47, or about 4%, and its capitalization increased by only $4 million, about 11% of L.B. Foster’s capitalization increase. This substantial increase in the share price and capitalization of the acquiring company suggests that the market believes that L.B. Foster “got the better of the bargain” and that Portec shares were undervalued in the Merger transaction. Indeed, on the Conference Call, James Bank, an analyst representing Sidoti & Company, stated L.B. Foster “probably got the better deal.”
          13. This increase in the L.B. Foster’s market price reflects the fact that, if the Merger is consummated, L.B. Foster’s projected 2010 earnings will increase by the $8 million of 2010 earnings currently projected for the Company by an analyst that is posted on marketwatch.com, less interest that L. B. Foster would have earned on the cash it is paying for Portec. In addition, David Sauder, L. B. Foster’s Vice President of Global Business Development, said during the Conference Call that L.B. Foster “... looked at a lot of efficiencies and synergies from...combining two public companies.” In response to a question at the Conference Call as to the “scope of efficiencies and synergies” resulting from the transaction, Mr. Hasselbusch stated that “we think that there’s opportunities across the board.” Multiplying just the $8 million projected earnings figure by L.B. Foster’s current 15x price earnings ratio results in an increase in L.B. Foster’s market capitalization of $120 million.
          14. The Board should have known that when the market assessed the valuation of the merged company that it would apply at least the same current 15X estimated price earnings multiple that L.B. Foster’s trades for today, which would result in L.B. Foster’s market capitalization increasing by $120 million, more than the entire cost of the acquisition of Portec.
          15. Plaintiff alleges that he and the other public shareholders of Portec are entitled to seek to enjoin the Merger or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated.
THE PARTIES
          16. Plaintiff Richard S. Gesoff has been, at all times relevant to the action, and continues to be, the owner of shares of Portec common stock. He currently owns 22,162 Portec shares in an IRA account held for his benefit. Mr. Gesoff’s address is 39 Cohawney Road, Scarsdale, New York.
          17. Defendant Portec is a West Virginia corporation with principal executive offices located at 900 Old Freeport Road, Pittsburgh, Pennsylvania. It has about 9,600,000 shares of common stock issued and outstanding.
          18. Defendant L.B. Foster is a Pennsylvania corporation with its principal executive office located at 415 Holiday Drive, Pittsburgh, Pennsylvania.
          19. Defendant Foster Thomas is a West Virginia corporation and wholly owned subsidiary of Defendant L.B. Foster.

          20. Defendant Marshall T. Reynolds (“Reynolds”) has been chairman of the board of Portec since 1997.
          21. Defendant John S. Cooper (“Cooper”) has been vice chairman of the Board of Directors of Portec since 1997.
          22. Defendant Louis J. Akers (“Akers”) has been a director of Portec since 2008.
          23. Defendant Philip E. Cline (“Cline”) has been a director of Portec since 1998.
          24. Defendant Daniel P. Harrington (“Harrington”) has been a director of Portec since 1998.
          25. Defendant A. Michael Perry (“Perry”) has been a director of Portec since 2004.
          26. Defendant Douglas V. Reynolds (“D. Reynolds”) has been a director of Portec since 1998.
          27. Defendant Neal W. Scaggs (“Scaggs”) has been a director of Portec since 1998.
          28. Defendant Philip Todd Shell (“Shell”) has been a director of Portec since 2005.
          29. Defendant Kirby J. Taylor (“Taylor”) has been a director of Portec since 1997. He also serves as the corporate secretary.
          30. Defendant Thomas W. Wright (“Wright”) has been a director of Portec since 2004.

          31. Defendants M. T. Reynolds, Cooper, Akers, Cline, Harrington, D. Reynolds, Scaggs, Shell, Taylor and Wright are collectively referred to as the “Individual Defendants.”
          32. As directors of Portec, each of the Individual Defendants has the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the class.
          33. The Individual Defendants, by reason of their corporate directorships, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.
          34. Each of the Individual Defendants herein is sued individually, as a conspirator and aider and abettor, as well as in his capacity as director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
CLASS ACTION ALLEGATIONS
          35. Plaintiff brings this action on his own behalf and as a class action, on behalf of all shareholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
          36. This action is properly maintainable as a class action.
          37. The Class is so numerous that joinder of all members is impracticable. Members of the Class have owned, in the aggregate, material amounts of the Company’s stock. While the exact number of Class members is unknown to Plaintiff at this time, and can be ascertained only through appropriate discovery, Plaintiff believes that the Class is comprised of hundreds of members. Class members own millions of shares of Portec common stock.
          38. There are questions of law and fact which are common to the Class and which predominate over any questions affecting only individual members of the Class, including the following: (a) whether Defendants have engaged in a scheme or course of conduct constituting a breach of their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class, including the duties of good faith, loyalty, fair dealing, and due care; (b) whether the Individual Defendants have maximized shareholder value in connection with the Merger; and (c) whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct, and if the Class is entitled to damages, the proper measure of their damages.
          39. Defendants have acted in a manner that affects Plaintiff and all members of the Class, alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
          40. Plaintiff has no conflict of interest in the maintenance of this action as a class action. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect and represent the interests of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class.

          41. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
          42. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to sell the Company before the market fully realized the benefits to the Company of their expansion plan described above and their decision allow the Company to be acquired by L.B. Foster and Foster Thomas without making the requisite effort to obtain the best offer possible.
          43. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Portec assets and business and have been and will be prevented from obtaining a fair and adequate price for their shares of Portec common stock.
          44. The terms of the Merger are wrongful, unfair, and harmful to the Class. The Individual Defendants, realizing the enormous benefit to L.B. Foster of its acquisition of the Company described above, should have insisted on a substantial premium to the Company’s market price. Moreover, the Individual Defendants should have insisted that the Company’s public shareholders be given the option of exchanging their Company shares for cash or for L.B. Foster stock, thereby allowing the Class to share in the benefits inuring to L.B. Foster by reason of the proposed Merger.

          45. By virtue of the foregoing actions of the Individual Defendants, Plaintiff and the Class have been damaged in that they have been prevented from obtaining a fair price for their shares.
COUNT I
For Breach of Fiduciary Duties By the Individual Defendants
          46. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
          47. The Individual Defendants have thus violated their fiduciary duties by entering into a transaction with L.B. Foster and Foster Thomas without regard to the fairness of the transaction to Portec shareholders or the maximization of shareholder value.
          48. As alleged herein, the Individual Defendants have breached their duties of loyalty and care owed to the shareholders of Portec in failing to obtain the highest possible price for Portec in the transaction.
          49. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class and may consummate the Merger, to the irreparable harm of the members of the Class.
          50. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
For Aiding and Abetting by Defendants Foster Thomas and L.B. Foster
          51. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

          52. Foster Thomas and L.B. Foster are sued herein as aiders and abettors of the breaches of fiduciary duty as alleged above.
          53. As direct participants in the Merger, Foster Thomas and L.B. Foster knew, or should have known of, and in fact actively encouraged and participated in the breach of fiduciary duties alleged herein. Foster Thomas and L.B. Foster aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Portec’s shareholders. Indeed, the Merger could not take place without the active participation of Foster Thomas and L.B. Foster. Furthermore, L.B. Foster and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.
          54. Plaintiff and members of the Class have no adequate remedy at law.
          WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants, jointly and severally, as follows;
          A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;
          B. Declaring that Defendants have committed a gross abuse of trust and have breached (or aided and abetted such breach of) their fiduciary and other duties owed to Plaintiff and members of the Class;
          C. Preliminarily and permanently enjoining Defendants and their agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Merger;
          D. In the event that the Merger is consummated, rescinding it and setting it aside;

          E. Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Merger;
          F. Awarding Plaintiff his costs and disbursements and reasonable allowances for fees of Plaintiff’s counsel and experts; and
          G. Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED.

Dated: February 24, 2010	/s/ John C. Evans /DJM John C. Evans, Pa. ID #49351
David J. Manogue, Pa. ID #42119
SPECTER SPECTER EVANS & MANOGUE, P.C.
The 26th Floor Koppers Building
436 Seventh Avenue
Pittsburgh, PA 15219
Telephone: (412) 642-2300

Todd S. Collins, Pa. ID #29405
Neil F. Mara, Pa. ID #64895
BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, PA 19103
Telephone: (215) 875-3000

Harold B. Obstfeld
HAROLD B. OBSTFELD, P.C.
100 Park Avenue, 20th Floor
New York, NY 10017
Telephone: (212) 696-1212

Counsel for Plaintiffs

IN THE COURT OF COMMON PLEAS
OF ALLEGHENY COUNTY

RICHARD S. GESOFF,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
MARSHALL T. REYNOLDS, JOHN S.	)
COOPER, LOUIS I. AKERS, PHILIP E.	)
CLINE, DANIEL P. HARRINGTON, A.	)
MICHAEL PERRY, DOUGLAS V.	)
REYNOLDS, NEAL W. SCAGGS, PHILIP	)
TODD SHELL, KIRBY J. TAYLOR,	)
THOMAS W. WRIGHT, L.B. FOSTER	)
COMPANY, FOSTER THOMAS COMPANY	)
and PORTEC RAIL PRODUCTS, INC.	)
)
Defendants.	)
VERIFICATION
          The facts set forth in this Complaint are true based upon my own personal knowledge with respect to allegations concerning me and, with respect to all other allegations, based on information and belief and my attorneys’ investigation. I make this Verification subject to the penalties of 1B Pa. C.S. §4904 (relating to unsworn falsification to authorities).

/s/ Richard S. Geoff Richard S. Gesoff